SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

The Lovesac Company
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

54738L 109
(CUSIP Number)

Sidney Burke, Esq.

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, New York 10020

(212) 335-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54738L 109	13D	1

1	Name of Reporting Person Andrew R. Heyer
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 172,818(1)
	8	Shared Voting Power 2,432,799(2)
	9	Sole Dispositive Power 172,818(1)
	10	Shared Dispositive Power 2,432,799(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,605,617(1)(2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
13	Percent of Class Represented by Amount in Row (11) 17.64%(2)
14	Type of Reporting Person IN

(1)	Includes (i) 10,616 restricted stock awards received by Mr. Heyer for his service as a director of The Lovesac Company, a Delaware corporation (the “Issuer”), (ii) 19,661 shares of common stock, par value $0.00001 per share of the Issuer (“Common Stock”) held of record by Andrew R. Heyer 2007 Associates, L.P., an entity which Mr. Heyer controls, and (iii) 13,854 shares of Common Stock held of record by Heyer Investment Management LLC, an entity which Mr. Heyer controls.
(2)	Includes shares of Common Stock held by: (i) Mistral Sac Holdings 3, LLC (90,000 shares, which represent shares issuable upon exercise of a warrant), which is managed by an affiliated entity controlled by Mr. Heyer, (ii) Mistral Sac Holdings 4, LLC (74,200 shares, which represent shares issuable upon exercise of a warrant), which is managed by an affiliated entity controlled by Mr. Heyer, (iii) Mistral Equity Partners, LP (1,710,636 shares, which amount includes 56,554 shares issuable upon exercise of a warrant), which is managed by an affiliated entity controlled by Mr. Heyer, (iv) Mistral Equity Partners QP, LP (462,895 shares, which amount includes 15,303 shares issuable upon exercise of a warrant), which is managed by an affiliated entity controlled by Mr. Heyer, and (v) MEP Co-Invest, LLC (95,068 shares, which amount includes 3,143 shares issuable upon exercise of a warrant), which is managed by an affiliated entity controlled by Mr. Heyer.
(3)	Based on 14,520,865 shares of Common Stock outstanding as of June 8, 2020 and assumes the vesting and settlement of all restricted stock awards identified in footnote 1 and the exercise of all warrants to purchase shares of Common Stock identified in footnote 2.

CUSIP No. 54738L 109	13D	2

1	Name of Reporting Person Mistral Equity Partners, LP
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 1,710,636(1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 1,710,636(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,710,636
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
13	Percent of Class Represented by Amount in Row (11) 11.73%(2)
14	Type of Reporting Person OO

(1)	Includes 56,554 shares of Common Stock issuable upon exercise of a warrant.
(2)	Based on 14,520,865 shares of Common Stock outstanding as of June 8, 2020 and assumes the exercise of all warrants to purchase shares of Common Stock identified in footnote 1.

CUSIP No. 54738L 109	13D	3

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

This Amendment No. 4 (this “Amendment No. 4”) to the original Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 23, 2018 (as amended by Amendment No. 1 filed with the SEC on November 2, 2018, Amendment No. 2 filed with the SEC on June 3, 2019 and Amendment No. 3 filed with the SEC on December 23, 2019, the “Schedule 13D”) is being filed by Andrew R. Heyer and Mistral Equity Partners, LP.

Except as amended and supplemented hereby, there has been no change in the information contained in the Schedule 13D.

Item 1:	Security and Issuer

The information regarding the securities and the Issuer contained in “Item 1. Security and Issuer” contained in the Schedule 13D is not being amended by this Amendment No. 4.

Item 2:	Identity and Background

“Item 2. Identity and Background” of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is filed jointly on behalf of the following (collectively, the “Reporting Persons”):

(i)	Andrew R. Heyer, a United States citizen, and

(ii)	Mistral Equity Partners, LP, a Delaware limited partnership (“MEP”).

The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, is listed hereto as Exhibit 1.

MEP is managed by an affiliated entity controlled by Mr. Heyer. The principal business of MEP is to invest in securities.

The principal office of each of the Reporting Persons is c/o Mistral Equity Partners, 650 Fifth Avenue, 10th Floor, New York, New York 10019.

None of the Reporting Persons has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3:	Source and Amount of Funds or Other Consideration

The information regarding the Reporting Persons contained in “Item 3. Source and Amount of Funds or Other Consideration” contained in the Schedule 13D is not being amended by this Amendment No. 4.

Item 4:	Purpose of Transaction

“Item 4. Purpose of Transaction” of the Schedule 13D is hereby amended to add the following:

On December 23, 2019, Mr. Heyer acquired 4,200 shares of the Issuer’s common stock through open market purchases at $14.00 per share. On December 24, 2019, Mr. Heyer acquired 10,260 shares of the Issuer’s common stock through open market purchases at an average price of $14.4503 per share (prices of the transactions ranged from $14.27 to $14.50, inclusive). On December 26, 2019, Mr. Heyer acquired 2,500 shares of the Issuer’s common stock through open market purchases at an average price of $14.0865 per share (prices of the transactions ranged from $13.9892 to $14.1285, inclusive). On January 13, 2020, Mr. Heyer acquired 15,000 shares of the Issuer’s common stock through open market purchases at an average price of $12.9882 per share (prices of the transactions ranged from $12.53 to $13.17, inclusive). On January 14, 2020, Mr. Heyer acquired 5,000 shares of the Issuer’s common stock through open market purchases at an average price of $12.2866 per share (prices of the transactions ranged from $12.26 to $12.30, inclusive).

On June 8, 2020, Mr. Heyer received a grant of 4,126 RSUs of which 100% are subject to vesting on June 5, 2021.

On July 21, 2020, Mistral Sac Holdings 2, LLC, which is managed by an affiliated entity controlled by Mr. Heyer, made a pro rata distribution of 430,304 shares of the Issuer’s common stock. As a result of the distribution, 342,126 shares of the Issuer’s common stock were distributed to non-affiliates of the Reporting Persons. On that same date, Mistral Sac Holdings 4, LLC, which is managed by an affiliated entity controlled by Mr. Heyer, made a pro rata distribution of 154,443 shares of the Issuer’s common stock. As a result of the distribution, 117,369 shares of the Issuer’s common stock were distributed to non-affiliates of the Reporting Persons.

CUSIP No. 54738L 109	13D	4

Item 5:	Interest in Securities of the Issuer

“Item 5. Interests in Securities of the Issuer” of the Schedule 13D is hereby amended and restated as follows:

(a) and (b)

Reporting Persons	Number of Shares* With Sole Voting and Dispositive Power		Number of Shares* With Shared Voting and Dispositive Power		Aggregate Number of Shares* Beneficially Owned	Percentage of Class Beneficially Owned+
Andrew R. Heyer(1)	172,818	(1)	2,432,799	(2)	2,605,617	17.64%
Mistral Equity Partners, LP	-		1,710,636		1,710,636	11.73%

*	All share numbers presented in this table assume full exercise of the warrants to purchase shares of Common Stock identified in the notes below.
+	Based on 14,520,865 shares of Common Stock outstanding as of June 8, 2020 and assumes the vesting and settlement of all restricted stock awards and the exercise of all warrants to purchase shares of Common Stock identified in the notes below.
(1)	Includes (i) 10,616 restricted stock awards received by Mr. Heyer for his service as a director of The Lovesac Company, a Delaware corporation (the “Issuer”), (ii) 19,661 shares of common stock, par value $0.00001 per share of the Issuer (“Common Stock”) held of record by Andrew R. Heyer 2007 Associates, L.P., an entity which Mr. Heyer controls, and (iii) 13,854 shares of Common Stock held of record by Heyer Investment Management LLC, an entity which Mr. Heyer controls.
(2)	Includes shares of Common Stock of the Issuer held by: (i) Mistral Sac Holdings 3, LLC (90,000 shares, which represent shares issuable upon exercise of a warrant), which is managed by an affiliated entity controlled by Mr. Heyer, (ii) Mistral Sac Holdings 4, LLC (74,200 shares, which represent shares issuable upon exercise of a warrant), which is managed by an affiliated entity controlled by Mr. Heyer, (iii) Mistral Equity Partners, LP (1,710,636 shares, which amount includes 56,554 shares issuable upon exercise of a warrant), which is managed by an affiliated entity controlled by Mr. Heyer, (iv) Mistral Equity Partners QP, LP (462,895 shares, which amount includes 15,303 shares issuable upon exercise of a warrant), which is managed by an affiliated entity controlled by Mr. Heyer, and (v) MEP Co-Invest, LLC (95,068 shares, which amount includes 3,143 shares issuable upon exercise of a warrant), which is managed by an affiliated entity controlled by Mr. Heyer.

(c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons other than as described in this Statement on Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6:	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information regarding the Reporting Persons contained in “Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer” contained in the Schedule 13D is not being amended by this Amendment No. 4.

Item 7:	Material to be Filed as Exhibits.

The information regarding the Reporting Persons contained in “Item 7. Material to be Filed as Exhibits” contained in the Schedule 13D is not being amended by this Amendment No. 4.

CUSIP No. 54738L 109	13D	5

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: July 22, 2020

ANDREW R. HEYER

/s/ Andrew R. Heyer

MISTRAL EQUITY PARTNERS, LP

By: Mistral Equity GP, LLC, its general partner

By:	/s/ Andrew R. Heyer
Name:	Andrew R. Heyer
Title:	Chief Executive Officer